EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)
(Unaudited)

Three Months Ended March 31, 2018
Earnings:
Income before income taxes	$924
Add:
Fixed charges	65
Less:
Income from equity investees	(3)
Capitalized interest	—
Income as adjusted	$986
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$47
Rents of one-third representative of interest factor	18
Capitalized interest	—
Total fixed charges	$65
Ratio of earnings to fixed charges	15.2